February 21, 2006

Joseph Sinicropi
Chief Financial Officer
Del Laboratories, Inc.
726 Reckson Plaza
P.O. Box 9357
Uniondale, NY 11553-9357

	Re:	Del Laboratories, Inc.
      Form S-4 filed January 26, 2006
      File No. 333-131293

Dear Mr. Sinicropi:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update all information, including the financial statements, in the prospectus.

2. In the Form 10-Q for the quarter ended September 20, 2005, you state that management has identified certain deficiencies in the company`s internal controls and has implemented remediation plans or is in the process of planning remediation for the deficiencies. Please tell us supplementally, with a view toward disclosure in MD&A and the risk factors section, as appropriate, the nature of these deficiencies and their impact on your disclosure controls and procedures. Please also elaborate on why management believes that your disclosure controls and procedures are effective notwithstanding the internal control deficiencies. We may have additional comments pertaining to the registration statement and your 2005 Forms 10-Q upon review of your response.

Summary of the Terms of the Exchange Offer, page 3

3. You set the expiration of the exchange offer at 5:00 p.m. on an undesignated date. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with
Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. Disclosure on page 5 says that "except in some circumstances" all validly tendered notes will be accepted for exchange on the expiration date. Please clarify the circumstances under which notes that have been validly tendered would not be accepted for exchange.

Risk Factors, page 9

5. Please delete the second sentence of the first paragraph. All material risks should be described in the risk factors section.
If
risks are not deemed material, you should not reference them.

We will require a significant amount of cash . . . , page 10

6. Please quantify your debt service requirements, working capital needs and planned capital expenditures and the funds that are available to satisfy these payments.

Forward-Looking Statements, page 24

7. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 26

8. In paragraph (1) on page 27, you state that you reserve the right to "terminate the exchange offer and not permit the acceptance of old notes not previously accepted." Since notes will not be accepted until after the expiration date, please revise this disclosure to remove the implication that you would already have accepted notes where the offer was being terminated prior to expiration.

Use of Proceeds, page 34

9. Please give the maturity date of the prior senior credit facilities you repaid with proceeds of the sale of the outstanding notes.

Description of Other Indebtedness, page 93

10. Please remove the statement that the description of the ABL credit facility is qualified by reference to the credit documentation. You may qualify information in the prospectus by reference to information outside the prospectus only to the extent permitted by Rule 411(a).

11. Please describe in greater detail the material covenants in the asset-based revolving credit facility and the senior subordinated notes. See Item 202(b)(8) of Regulation S-K.

Description of Notes, page 96

12. Please remove the phrase "and not this description" in the fourth paragraph of this section. This language may suggest to investors that they do not have rights under the federal securities laws with respect to your prospectus discussion of the notes. This comment also applies to your discussion of the registration rights agreement on page 143.

Depository Procedures, page 140

13. Please remove the statement that this disclosure is provided
"solely as a matter of convenience" as it may suggest to investors that you are not responsible for this disclosure. Note that we do not object to a statement that you are not responsible for the depositories` adherence to their procedures.

2005 Forms 10-Q

14. We note that each of your Forms 10-Q for 2005 states that you have detected deficiencies in internal controls and that remediation is underway. However, your Item 308(c) disclosure says that you have had no material changes in internal controls. Please tell us, with a view toward disclosure, why you had no material changes in internal controls if you implemented remediation plans during any of these quarters.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3760 if you have any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Peter Loughran, Esq.
      Debevoise & Plimpton LLP
	919 Third Avenue
	New York, NY 10022

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Joseph Sinicropi
Del Laboratories, Inc.
February 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE